
Merrill Lynch

COMMERCIAL MORTGAGE CONDUIT

COMMITMENT DATE: May 9, 2005

MERRILL LYNCH MORTGAGE LENDING, INC.

COMMITMENT

MERRILL LYNCH MORTGAGE LENDING, INC., a Delaware corporation (as used herein, the term "Lender" shall mean Merrill Lynch Mortgage Lending, Inc., and its successors, assigns and/or designees), hereby issues this Loan Commitment (this "Commitment") to AMERCO Real Estate Company, AMERCO Real Estate Company of Texas, U-Haul Co. of Florida, Inc., U-Haul International, Inc. (collectively, "Applicant") pursuant to that certain Mortgage Loan Application, dated March 15, 2005, submitted by Applicant to Lender (together with all appendices and addenda thereto issued by Lender, collectively, the "Application"), which is hereby incorporated by reference. Capitalized terms not specifically defined herein or identified in Section 2 hereof shall have the same meanings as set forth in the Application.

1.   Loan Approval. The proposed Loan has been approved by Lender's Loan Committee, subject to all of the terms and conditions hereinafter set forth and all terms and conditions set forth in the Application.

2.   Key Terms. Lender shall make the Loan on the following terms:

(a)   First Mortgage Loan Amount: Lender is committing to originate up to $480,000,000 of first mortgage loans pursuant to the terms and conditions contained in the Application and this Commitment. Should Lender fund less than the entire transaction, then individual assets comprising the Properties shall be allocated to Lender on a pro rata basis such that Lender's collateral pool satisfies the terms and conditions contained in the Application and this Commitment.

(b)   Mezzanine Loan Amount: Lender is committing to originate up to $50,000,000 of mezzanine financing pursuant to the terms and conditions contained in the Application and this Commitment. Should Lender fund less than the entire transaction, then individual assets comprising partnership interests in the Properties shall be allocated to Lender on a pro rata basis such that Lender's collateral pool satisfies the terms and conditions contained in the Application and this Commitment.

The following terms pertain to the First Mortgage Loan Amount only. Lender will deliver mezzanine financing substantially in accordance with the term sheet previously issued by Allied Capital Corp. as of March 22, 2005.

(c)   Interest Rate: The Interest Rate shall be fixed at a per annum rate equal to the sum of 140 basis points plus the value of the appropriate U.S. Treasury rate (the "Index").

(d)   Term to Maturity: 10 years

(e)   Amortization Term: 25 years

(f)   Deposit Accounts:

Property Name: **AMERCO Refinance Portfolio**


	Taxes and Insurance Escrows:	Escrows shall be required for property taxes and insurance. Notwithstanding the terms of the Application, lump sum deposits shall be permitted.
	Immediate Repairs:	At closing, each Borrower shall be required to deposit with Lender 125% of the estimated cost of any repairs as determined by the engineering reports acceptable to Lender. Final amounts to be determined upon completion of engineering reports.
	Replacement Reserve (monthly):	Each Borrower may be required to make an initial deposit and shall be required to make monthly deposits (estimated to be $0.15/sf) into an escrow account with Lender to be drawn upon for the estimated costs of periodic repairs, replacements and maintenance. Notwithstanding the terms of the Application, lump sum deposits shall be permitted.
	Debt Service Reserve (immediate):	1 month's worth of principal, interest and required reserves to be collected at closing and applied on the first loan payment date
(g)	Minimum Debt Service Coverage Ratio:	1.30x the actual debt service payment based upon the Interest Rate; and 0.85x based upon an 11.33% minimum loan constant
(h)	Maximum Loan-to-Value Ratio:	75%
(i)	Commitment Deposit:	0% of Final Loan Amount
(j)	Loan Origination Fee:	0% of Final Loan Amount

3.	Acceptance of Commitment. Applicant shall be obligated to accept this Commitment by countersigning and delivering it to Lender on the date hereof. On the date hereof (the "Lock-In Date"), Applicant shall, in consultation with Lender, authorize Lender to fix the loan amount (the "Final Loan Amount") and interest rate (the "Final Interest Rate") and execute an Early Rate Lock Agreement. Promptly thereafter Lender shall issue to Applicant a rate lock confirmation containing the Final Loan Amount and Final Interest Rate based on the value of the Index in effect on the Lock-In Date.

4.	Loan Origination Fee. Not Applicable.

5.	Costs and Expenses. Whether or not the Loan closing occurs, Applicant agrees to pay all costs and expenses incidental to this transaction as provided in the Application and any Breakage Costs as provided in the Early Rate Lock Agreement.

6.	Closing Date. The Closing Date shall occur on or before June 8, 2005 and as required by Applicant's outstanding financing.

7.	Closing and Rate Lock Conditions. Lender's obligation to fund and close the Loan shall be conditioned upon the satisfaction of each of the following conditions:

(a)	There has been no material adverse change in the physical or financial condition of the Property or in the financial condition of Applicant, Borrower, Indemnitor or any of their respective affiliates.

(b)	All conditions in this Commitment and in the Application have been fulfilled to the satisfaction of Lender in its sole discretion, including, without limitation, Lender's Minimum Debt Service Coverage Ratio set forth in Section 2 above.

| Property Name: | AMERCO Refinance Portfolio |


(c) No bankruptcy proceeding has been commenced or is threatened by or against Applicant or Borrower, any of their affiliates or Indemnitors.

(d) There has been no change in ownership of the Property, Applicant or Borrower without Lender's prior written consent.

(e) There exists no other fact, event or disclosure in connection with the Loan that could, in Lender's judgment, reasonably be expected to cause the Loan to become delinquent or adversely affect the value or marketability of the Loan or the Property.

(f) Applicant has not attempted to assign, encumber or otherwise transfer the Application or this Commitment.

(g) All of the information provided by Applicant to Lender pursuant to the Application and Commitment or otherwise in connection with the Loan was true, correct and complete through the dates provided, and shall remain true, correct and complete through the Loan closing, except as Applicant has disclosed in writing to Lender.

(h) Applicant has made no material misrepresentation to Lender nor has omitted to disclose to Lender any material fact.

(i) Applicant has paid all fees and expenses required by the Application, the Early Rate Lock Agreement and this Commitment.

(j) Prior to Loan closing, Lender's counsel shall have received Loan documents acceptable to Lender duly executed by Borrower and each Indemnitor, as applicable, and acknowledged. All authorizations delivered to Lender's counsel for the Borrower and each Indemnitor shall be satisfactory to Lender's counsel.

(k) All of Lender's standard legal requirements have been satisfied or waived, in the sole reasonable discretion of Lender.

(l) The following additional conditions to be satisfied by Applicant: **(1)** Notwithstanding Paragraph 7(k) above, Applicant shall use good faith best efforts to deliver final surveys, zoning reports and signed pro forma title commitments acceptable to Lender prior to Loan closing. In the event that (i) the title commitments delivered at Loan closing contain a standard survey exception (subject only to a survey reading) but are otherwise acceptable to Lender, (ii) surveys and zoning reports are not delivered or completed to Lender's satisfaction prior to Loan closing or (iii) there are environmental, zoning, title, survey or condemnation issues or concerns which are not known or adequately addressed prior to Loan closing, Borrower and Applicant shall undertake to remedy or deliver such items or matters, as applicable, post-closing, to Lender's reasonable satisfaction, and shall indemnify Lender for any losses in connection therewith. Borrower and Applicant shall have a recourse obligation to payoff the allocated the loan amount at par post-closing if there are issues or facts that cannot be resolved to Lender's reasonable satisfaction and have a material impact upon the value of the Property, the security of the Loan or Lender's ability to sell the Loan. **(2)** At least five (5) business days prior to the closing of the Loan, Applicant shall deliver to Lender: (i) an executed W-9 form for each of the borrowing entities and such other entities/individuals as requested by Lender, (ii) the corresponding certified and filed formation documents for such entities (as applicable), and (iii) such other documents as requested by Lender in order to satisfy Lender's compliance requirements with the U.S. Patriot Act. **(3)** Each Borrower shall set up a Rent Account at Loan closing in the joint names of Borrower and Lender wherein all income from the Properties will be deposited. Prior to a Trigger Event, any excess funds in the Rent Account shall be paid to Borrower after payment of debt service and required reserves on the first mortgage. After a Trigger Event, funds in the Rent Account will be swept to a Central Account maintained and controlled by Lender. A Trigger Event will occur upon an Event of Default or if DSCR falls below 1.15x on an actual T12 basis. **(4)** Applicant to provide

Property Name: **AMERCO Refinance Portfolio**



additional information to Lender to verify intracompany and third party lease income. **(5)** Applicant to certify financial statements as true and correct.

8. Entire Understanding. There is no understanding with respect to the Loan, whether written or oral, except as expressly set forth herein or expressly incorporated herein by reference. Prior receipt by Lender of any document shall not constitute approval of that document unless expressly stated otherwise in writing. This Commitment can be changed only by an instrument in writing signed by both parties.

9. Time of the Essence. Time shall be of the essence with respect to the performance of Applicant's obligations and satisfaction of the closing conditions hereunder.

10. Lender's Obligations. The obligations of Lender expressly set forth in the Application, this Commitment and the Loan documents when fully executed shall constitute the sole obligations of Lender to Applicant.

11. Signatory Authorized. The person executing this Commitment on behalf of Applicant hereby represents and warrants to Lender that he or she has the power and authority to execute this Commitment as an act of Applicant, its sponsors and principals and to bind Applicant, its sponsors and principals hereto.

12. Termination of Commitment. Unless expressly extended by Lender in its discretion, this Commitment shall terminate automatically upon the earlier to occur of the passage of (i) two (2) business days from the date hereof without Applicant's acceptance of this Commitment or (ii) the Closing Date if the Loan has not closed. If the Loan fails to close for any reason, Borrower and Guarantors shall be responsible for Lender's hedging costs.

13. Power of Attorney. Upon acceptance of this Commitment, Applicant appoints Lender as its attorney-in-fact, which appointment is coupled with an interest and is irrevocable, to remedy any defect, fill in any remaining blanks and cure any other ministerial errors and omissions in any document delivered by Applicant or Borrower to Lender in connection with the Loan or Loan closing.

14. Borrower. If Applicant and Borrower are not the same entity, all references herein to Applicant shall include the Borrower.

Property Name: **AMERCO Refinance Portfolio**



COMMERCIAL MORTGAGE CONDUIT

This Commitment is issued by Lender as of the 9th day of May, 2005. This Commitment and Lender's rights and obligations hereunder may be assigned by Lender to its affiliates or designees.

Very truly yours,

MERRILL LYNCH MORTGAGE LENDING, INC.



By: _____

Its: Authorized Signatory

Accepted:

APPLICANT OR BORROWER:
AMERCO Real Estate Company,
AMERCO Real Estate Company of Texas,
U-Haul Co. of Florida, Inc.,
U-Haul International, Inc.

By: _____
    Name: _____
    Title: _____

Please return this Commitment signed by Applicant to Lender at the following address:

MERRILL LYNCH MORTGAGE LENDING, INC.
250 Vesey Street, 16th Floor
New York, New York 10080
Attention: Jennifer Yu

Property Name:	AMERCO Refinance Portfolio



Merrill Lynch

COMMERCIAL MORTGAGE CONDUIT

This Commitment is issued by Lender as of the 9th day of May, 2005. This Commitment and Lender's rights and obligations hereunder may be assigned by Lender to its affiliates or designees.

Very truly yours,

MERRILL LYNCH MORTGAGE LENDING, INC.

By: ______________________________
Its: Authorized Signatory

Accepted:

APPLICANT OR BORROWER:
AMERCO Real Estate Company,
AMERCO Real Estate Company of Texas,
U-Haul Co. of Florida, Inc.,
U-Haul International, Inc.

By: [signature]
Name: Gary B. Horton
Title: Treasurer

Please return this Commitment signed by Applicant to Lender at the following address:

MERRILL LYNCH MORTGAGE LENDING, INC.
250 Vesey Street, 16th Floor
New York, New York 10080
Attention: Jennifer Yu

Property Name: **AMERCO Refinance Portfolio**